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                               August 31, 2023

       James Knopf
       Chief Executive Officer
       Gamer Pakistan Inc
       35 E Horizon Ridge Parkway, Suite 110-481
       Henderson, NV 89002-7906

                                                        Re: Gamer Pakistan Inc
                                                            Amendment No.1 to
Registration Statement on Form S-1
                                                            Filed August 17,
2023
                                                            File No. 333-273220

       Dear James Knopf:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1, Filed August 17, 2023

       Risk Factors
       Risks Related to our Common Stock
       Certain of our stockholders who are not Selling Stockholders may purchase shares pursuant to this offering., page 21

   1. Please clarify why the fact that stockholders who are not selling stockholders or employees of the
underwriters being able to participate in this offering is a material risk.
                                                        Please include enough
information so investors can understand the identified risk.
 James Knopf
FirstName LastNameJames   Knopf
Gamer Pakistan Inc
Comapany
August 31, NameGamer
           2023        Pakistan Inc
August
Page 2 31, 2023 Page 2
FirstName LastName
List of our Completed and Planned K2 Gamer Esports Events in 2023, page 46

2. We note your response to comment 7 and reissue in part. We note the addition of disclosure to the section titled "List of our 2021-2022 K2 Gamer Esports Events."
         However, it appears that the requested disclosure for this section has not been added. Please disclose whether you have or will generate any revenue from the 2023 events. If you did not generate revenue, please explain your specific role in such events.
         Please provide disclosure in this section, as you have in the section titled "List of our
         2021-2022 K2 Gamer Esports Events."
Material Agreements, page 51

3. Please refer to comment 11 from our letter dated June 22, 2023. Please file the
         ESP/IUCPPS Agreement as an exhibit to the registration statement. In this regard, we note that the agreement will be filed as Exhibit 10.3, and Amendment No. 1 to the Registration
         Statement, filed August 17, 2023, has Exhibit 10.3 marked as filed and Amendment No. 2 to the Registration Statement, filed August 18, 2023, has Exhibit 10.3 marked as previously filed. However, neither filing actually filed the referenced exhibit.
4. We note your response to comment 1, that the logo agreements will allow you to create logos for the university esports teams and sell them on merchandise. As these agreements appear to be a source of future revenue for your business, please provide a brief description of the material terms of these logo agreements in this section.
General

5. We note your response to comment 14. Please tell us, and disclose in an appropriate place in your filing, the amount of expenses associated with the activities of K2 Gamer and ESP that you have financed with funds that you have borrowed for each period provided.
       You may contact Patrick Kuhn at 202-551-3308 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Donald Field at 202-551-3680 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Edward Swanson